July 2, 2019

Geoff Wild
Chief Executive Officer
Atotech Ltd
William Street, West Bromwich
West Midlands, B70 0BG
United Kingdom

       Re: Atotech Ltd
           Draft Registration Statement on Form F-1
           Submitted June 7, 2019
           CIK No. 0001762459

Dear Mr. Wild:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement submitted on June 7, 2019

General

1. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.
2. You state on page 38 of the registration statement that you may engage in limited sales and transactions involving certain countries that are targets of economic sanctions. We are also aware of a news report stating that your subsidiary Atotech Deutschland GmbH has locations in Iran and Syria.
 Geoff Wild
FirstName LastNameGeoff Wild
Atotech Ltd
Comapany NameAtotech Ltd
July 2, 2019
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         Iran, North Korea and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Iran, North
         Korea and Syria, including contacts with their governments, whether through subsidiaries, affiliates, distributors, partners, customers or other direct or indirect arrangements. Please also discuss the materiality of those contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of revenues, assets and liabilities associated with those countries for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.
3. Please identify your significant subsidiaries, including their country of incorporation or residence. Please refer to Item 4.C of Form 20-F. In addition, please consider providing an organizational chart to describe your organizational structure. Coverpage

4. We note you have disclosed the company will be a controlled company following this offering; please disclose the Carlyle Group will control the company and the percentage ownership they will retain after this offering.
Prospectus Summary, page 1

5. Please revise to ensure that the information you include in your summary is balanced, such as, by way of example and not limitation, more prominent disclosure of your indebtedness. To the extent that you cite competitive strengths in your summary, please review each one and revise as necessary to provide balanced information, rather than merely listing generalized risk factors at the end of this section. Summary Historical and Pro Forma Financial Information, page 19

6. In the second paragraph, you disclose that "the historical financial data for the year ended
         December 31, 2016 and the period from January 1, 2017 through January 31, 2017, and the historical balance sheet data as of December 31, 2016 presented below have been derived from the audited financial statements and the related notes thereto included elsewhere in this prospectus." Since your document does not appear to contain an audited balance sheet as of December 31, 2016, please revise this statement as appropriate.
EBITDA and Adjusted EBITDA, page 20

7. Please revise your table to separately show the line items included in non-cash adjustments for each period presented.
 Geoff Wild
FirstName LastNameGeoff Wild
Atotech Ltd
Comapany NameAtotech Ltd
July 2, 2019
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8. We note that that your non-IFRS measure, Adjusted EBITDA, includes an adjustment for discontinued products to eliminate the EBITDA generated by sales of discontinued
         products containing Chrome VI and sales of the EM product line which you are exiting.
         Since it does not appear that these product lines met the criteria for being presented as discontinued operations pursuant to IFRS 5.32, your presentation appears to substitute individually tailored recognition and measurement methods for those of IFRS.
         Additionally, it appears that your adjustment for the adoption of IFRS 16, which you adopted on January 1, 2019, subsequent to each of the periods presented, also substitutes individually tailored recognition and measurement methods for those of IFRS. Please tell us how you determined that your adjustments comply with Question
100.04 of the
         Division's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.
Use of Proceeds, page 62

9. Please provide the disclosure required by Item 3.C.4 of Form 20-F. Cost of sales, page 75

10. Please expand your historical narrative to quantify and discuss the impact of the fair value step-up in inventory during the Successor fiscal 2017 period. This comment also applies your cost of sales discussion on page 77.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Revenue, page 75

11. We note that revenue increased by $27.9 million from Pro Forma Successor fiscal 2017 to
         Successor fiscal 2018 as a result of the increase in chemistry revenues of $51.1 million.
         While your narrative discusses the items which comprise the increase in chemistry revenues, it is not clear what the offsetting amount of $23.2 million was attributed to.
         Please revise your registration statement to discuss and quantify the reasons for the offsetting amount.
Selling, general and administrative expenses, page 75

12. To the extent that multiple factors contributed to fluctuations in a financial statement line item, please quantify the impact of each factor. In this regard, please expand your discussion to quantify the reasons for fluctuations you have identified between the Pro
         Forma Successor fiscal 2017 and Successor fiscal 2018 periods. Income tax expense, page 76

13.      Please revise your disclosure to:

             Quantify and discuss the reasons for the significant differences between your effective tax rate and the statutory rate, as applicable, for each historical period presented and;
 Geoff Wild
FirstName LastNameGeoff Wild
Atotech Ltd
Comapany NameAtotech Ltd
July 2, 2019
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             More fully describe and quantify the reasons for the differences in the effective tax rates between Pro Forma Successor fiscal 2017 and Successor fiscal 2018.
Other expenses, net, page 76

14. Please revise your registration statement to quantify the reasons you have disclosed for the changes between the Pro Forma Successor fiscal 2017 and Successor fiscal 2018 periods.
Electronics Segment Revenues, page 79

15. Please revise your registration statement to quantify how much of the EL chemistry revenue was offset by a decrease in equipment revenues due to lower orders between Pro
         Forma Successor fiscal 2017 and Successor fiscal 2018.
Historical Cash Flows
Operating Activities, page 82

16. You state that "the increase in net cash generated operating activities for fiscal 2018 was primarily due to the increase in consolidated net income, as compared to fiscal
         2017." Since net income was not generated in either period, please revise your statement as appropriate.
Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

17. We remind you to have your registered public accounting firm revise their report to indicate that the firm conducted its audits in accordance with "the standards of the
         PCAOB" upon the public filing of your registration statement. Please refer to PCAOB
         Auditing Standard 3101.
Consolidated Statements of Income (Loss), page F-3

18. Please revise your presentation to show basic/diluted earnings (loss) per share rounded to the nearest cent. This comment also applies to your presentation in
Note 23.
(3) Summary of Significant Accounting Policies
Revenue from Contracts with Customers, page F-23

19.      With respect to your chemistry products please:

             Expand your disclosure to clarify when you transfer control of your products to your customer pursuant to IFRS 15.119(a);
             Disclose any significant judgments made when determining when a customer obtains control over your products as provided by IFRS 15.125; and Identify the methods, inputs and assumptions used to determine and allocate the
 Geoff Wild
Atotech Ltd
July 2, 2019
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          transaction price and to measure obligations for returns or refunds. Please refer to
          IFRS 15.126.
(24) Segment Reporting, page F-78

20. Please disclose your revenue by product grouping pursuant to IFRS 8.32. It appears to us that you should present your revenue disaggregated between chemistry and equipment for each of your segments.
Exhibit Index, page II-3

21. We note that you have entered into employment agreements with each of your executive officers. Please file the written employment agreements with your officers as exhibits to your registration statement. Please refer to Item 601(b)(10) of Regulation S-K.
        You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or John Cash,
Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202)
551-7844 or Kate McHale, Staff Attorney, at (202) 551-3464 with any other questions.



                                                             Sincerely,

FirstName LastNameGeoff Wild                                 Division of
Corporation Finance
                                                             Office of
Manufacturing and
Comapany NameAtotech Ltd
                                                             Construction
July 2, 2019 Page 5
cc:       Patrick H. Shannon
FirstName LastName